Filed Pursuant To Rule 424(b)(3)
File Number 333-175596

MICHAEL FOODS GROUP, INC.

SUPPLEMENT NO. 25 TO

MARKET-MAKING PROSPECTUS DATED AUGUST 8, 2011

THE DATE OF THIS SUPPLEMENT IS MARCH 26, 2014

ON MARCH 21, 2014, MICHAEL FOODS GROUP, INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K DATED MARCH 21, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): March 21, 2014

MICHAEL FOODS GROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	333-173400	20-0344222
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

301 CARLSON PARKWAY SUITE 400 MINNETONKA, MINNESOTA	55305
(Address of principal executive offices)	(Zip Code)

(952) 258-4000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On March 21, 2014, Michael Foods Group, Inc. (the “Company”) issued a news release to the Company’s debtholders pertaining to the Company’s financial results for the fourth quarter of 2013. A copy of the news release issued by the Company in connection with this Current Report on Form 8-K under Item 9.01 is attached hereto as Exhibit 99.1 and incorporated by reference herein. The information in this Form 8-K shall not be deemed “Filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following material is filed as an exhibit to this Current Report on Form 8-K:

Exhibit Number	Description of Exhibit

99.1	News release issued by the Company on March 21, 2014.

2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2014	MICHAEL FOODS GROUP, INC.

	By:	/s/ James E. Dwyer, Jr.
James E. Dwyer, Jr.
Its: Chairman and Chief Executive Officer

3

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News release issued by the Company on March 21, 2014.

4

Exhibit 99.1

Contact:

Mark Westphal

Senior Vice President and

Chief Financial Officer

(952) 258-4000

MICHAEL FOODS REPORTS FOURTH QUARTER RESULTS

MINNETONKA, MN, March 21—Michael Foods Group, Inc. today reported financial results for the fourth quarter of 2013.

Net sales for the quarter ended December 28, 2013 were $512.7 million, compared to $503.6 million in 2012, an increase of 1.8%. Net earnings for the quarter ended December 28, 2013 were $15.9 million, compared to $13.7 million in 2012. Net sales for the year ended December 28, 2013 were $1,948.3 million, compared to $1,856.1 million in 2012, an increase of 5%. Net earnings for the year ended December 28, 2013 were $50.4 million, compared to $30.1 million in 2012.

Earnings before interest, taxes, depreciation, amortization (“EBITDA”) and other adjustments (“adjusted EBITDA,” as defined in the Company’s credit facility) for the quarter ended December 28, 2013 were $69.7 million, compared to $67.3 million in 2012. Adjusted EBITDA for the year ended December 28, 2013 were $257.8 million, compared to $242.8 million in 2012, an increase of 6.2%.

“Our team at Michael Foods performed well in a volatile and competitive 2013 environment, delivering excellent Q4 and full year results.  We saw solid growth across the egg and potato businesses behind customer wins.  The cheese and dairy business began to respond in the fourth quarter to our focus on core product lines and markets.  We are delighted to deliver another record year of EBITDA.” said Jim Dwyer, Chairman and CEO.

Michael Foods Group, Inc. uses adjusted EBITDA as a measurement of financial results, as an indication of the relative strength of its operating performance, and to determine incentive compensation levels. Management believes that EBITDA and adjusted EBITDA provide potential investors with useful information with which to analyze and compare with other companies in our industry our operating performance and our ability to service debt.

Certain items contained in this release may be “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, ability to fund operations, intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and economies in which we operate and other information that is not historical information. When used herein, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance.

All forward-looking statements are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized. There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this release, including the factors described under “Risk Factors” in our 2012 Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 22, 2013. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this release include changes in domestic and international economic conditions.

Unaudited segment data follows (in thousands):

	Egg Products	Refrigerated Potato Products	Cheese & Other Dairy-Case Products	Corporate	Total
Quarter ended December 28, 2013
External net sales	$376,039	$47,680	$89,017	$—	$512,736
Net earnings (loss)	16,911	4,840	2,992	(8,841)	15,902
Adjusted EBITDA	52,835	10,532	8,032	(1,662)	69,737
Quarter ended December 29, 2012
External net sales	$355,557	$43,619	$104,444	$—	$503,620
Net earnings (loss)	16,399	4,322	3,224	(10,237)	13,708
Adjusted EBITDA	49,970	11,401	7,840	(1,948)	67,263
Year ended December 28, 2013
External net sales	$1,431,218	$170,870	$346,195	$—	$1,948,283
Net earnings (loss)	61,569	12,075	11,533	(34,813)	50,364
Adjusted EBITDA	201,998	32,478	30,910	(7,543)	257,843
Year ended December 29, 2012
External net sales	$1,315,705	$153,481	$386,868	$—	$1,856,054
Net earnings (loss)	45,524	9,241	13,441	(38,112)	30,094
Adjusted EBITDA	190,822	29,964	33,550	(11,529)	242,807

Beginning January 1, 2013, we changed our retail selling costs allocation methodology between segments. The allocation impacts the net earnings and adjusted EBITDA reported by each segment. This change increased the net earnings and adjusted EBITDA for the Cheese and Other Dairy-Case Products segment and decreased the net earnings and adjusted EBITDA for the Egg Products and Refrigerated Potato Products segments. The amounts for the December 29, 2012 periods have been restated to reflect the allocation change.

Adjusted EBITDA is a financial indicator used to analyze and compare companies on the basis of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles.

The following table reconciles net earnings (loss) to adjusted EBITDA for the quarter ended December 28, 2013 (unaudited, in thousands):

	Egg Products	Refrigerated Potato Products	Cheese & Other Dairy-Case Products	Corporate	Total
Net earnings (loss)	$16,911	$4,840	$2,992	$(8,841)	$15,902
Unrealized loss on currency transactions (a)	539	—	—	—	539
Consolidated net earnings (loss)	17,450	4,840	2,992	(8,841)	16,441
Interest expense	77	36	—	21,426	21,539
Intercompany interest expense (income)	6,606	461	1,007	(8,074)	—
Income tax expense (benefit)	8,296	1,504	1,859	(4,479)	7,180
Depreciation and amortization	17,730	3,220	1,754	1	22,705
Non-cash and stock option compensation	—	—	—	540	540
Costs associated with permitted acquisition	715	—	—	—	715
Realized loss upon the disposition of property not in the ordinary course of business	79	—	—	—	79
Equity sponsor management fee	—	—	—	649	649
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	108	—	—	—	108
Unrealized gain on swap contracts	(219)	—	—	—	(219)
Intercompany allocation of corporate admin costs	1,993	471	420	(2,884)	—
Adjusted EBITDA, as defined in the credit agreement	$52,835	$10,532	$8,032	$(1,662)	$69,737
(a)	The unrealized loss on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.

The following table reconciles net earnings (loss) to adjusted EBITDA for the quarter ended December 29, 2012 (unaudited, in thousands):

	Egg Products	Refrigerated Potato Products	Cheese & Other Dairy-Case Products	Corporate	Total
Net earnings (loss)	$16,399	$4,322	$3,224	$(10,237)	$13,708
Unrealized loss on currency transactions (a)	256	—	—	—	256
Consolidated net earnings (loss)	16,655	4,322	3,224	(10,237)	13,964
Interest expense	113	90	—	22,059	22,262
Intercompany interest expense (income)	7,084	495	1,079	(8,658)	—
Income tax expense (benefit)	6,289	3,336	1,350	(7,212)	3,763
Depreciation and amortization	18,605	2,919	1,939	1	23,464
Non-cash and stock option compensation	—	—	—	535	535
Costs associated with debt issuance	—	—	—	224	224
Costs associated with unconsummated acquisitions	—	—	—	1,832	1,832
Equity sponsor management fee	—	—	—	587	587
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	139	—	—	—	139
Unrealized loss on swap contracts	493	—	—	—	493
Intercompany allocation of corporate admin costs	592	239	248	(1,079)	—
Adjusted EBITDA, as defined in the credit agreement	$49,970	$11,401	$7,840	$(1,948)	$67,263
(a)	The unrealized loss on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.

The following table reconciles net earnings (loss) to adjusted EBITDA for the year ended December 28, 2013 (unaudited, in thousands):

	Egg Products	Refrigerated Potato Products	Cheese & Other Dairy-Case Products	Corporate	Total
Net earnings (loss)	$61,569	$12,075	$11,533	$(34,813)	$50,364
Unrealized loss on currency transactions (a)	1,156	—	—	—	1,156
Consolidated net earnings (loss)	62,725	12,075	11,533	(34,813)	51,520
Interest expense	274	226	—	85,962	86,462
Intercompany interest expense (income)	26,589	1,856	4,052	(32,497)	—
Income tax expense (benefit)	32,631	4,726	6,599	(18,748)	25,208
Depreciation and amortization	72,521	11,978	7,032	4	91,535
Non-cash and stock option compensation	—	—	—	2,163	2,163
Unusual charges (b)	—	—	—	(1,342)	(1,342)
Costs associated with permitted acquisition	961	—	—	—	961
Realized gain upon the disposition of property not in the ordinary course of business	(283)	(283)	—	—	(566)
Equity sponsor management fee	—	—	—	2,608	2,608
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	441	—	—	—	441
Unusual gain	(943)	—	—	—	(943)
Unrealized gain on swap contracts	(204)	—	—	—	(204)
Intercompany allocation of corporate admin costs	7,286	1,900	1,694	(10,880)	—
Adjusted EBITDA, as defined in the credit agreement	$201,998	$32,478	$30,910	$(7,543)	$257,843
(a)	The unrealized loss on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.
(b)	The unusual charges relate to the mediated settlement in the National Pasteurized Eggs, Inc. litigation.

The following table reconciles net earnings (loss) to adjusted EBITDA for the year ended December 29, 2012 (unaudited, in thousands):

	Egg Products	Refrigerated Potato Products	Cheese & Other Dairy-Case Products	Corporate	Total
Net earnings (loss)	$45,524	$9,241	$13,441	$(38,112)	$30,094
Unrealized gain on currency transactions (a)	(440)	—	—	—	(440)
Consolidated net earnings (loss)	45,084	9,241	13,441	(38,112)	29,654
Interest expense	659	439	—	89,466	90,564
Intercompany interest expense (income)	28,342	1,978	4,319	(34,639)	—
Income tax expense (benefit)	23,304	5,523	6,952	(23,255)	12,524
Depreciation and amortization	78,901	11,370	7,370	5	97,646
Non-cash and stock option compensation	—	—	—	2,121	2,121
Costs associated with debt issuance	—	—	—	224	224
Costs associated with unconsummated acquisitions	—	—	—	1,832	1,832
Unusual charges (b)	—	—	—	5,842	5,842
Equity sponsor management fee	—	—	—	2,425	2,425
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	564	—	—	—	564
Unrealized gain on swap contracts	(589)	—	—	—	(589)
Intercompany allocation of corporate admin costs	14,557	1,413	1,468	(17,438)	—
Adjusted EBITDA, as defined in the credit agreement	$190,822	$29,964	$33,550	$(11,529)	$242,807
(a)	The unrealized gain on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.
(b)	The unusual charges relate to the jury award in the National Pasteurized Eggs, Inc. trial.

Michael Foods Group, Inc., based in Minnetonka, Minnesota, is a producer and distributor of food products to the foodservice, retail and food-ingredient markets. Its principal products are egg products, refrigerated potato products, cheese and other dairy-case products.

Consolidated statements of earnings are as follows:

Michael Foods Group, Inc.

Consolidated Statements of Earnings

For the periods ended December 28, 2013 and December 29, 2012

(In thousands)

	Quarter Ended		Year Ended
	2013	2012	2013	2012
Net sales	$512,736	$503,620	$1,948,283	$1,856,054
Cost of sales	428,575	420,391	1,623,024	1,544,501
Gross profit	84,161	83,229	325,259	311,553
Selling, general and administrative expenses	39,024	42,010	161,336	177,164
Operating profit	45,137	41,219	163,923	134,389
Interest expense, net	21,530	22,205	86,421	90,356
Unrealized (gain) loss on currency transactions	539	256	1,156	(440)
Earnings before income taxes and equity in (earnings) losses of unconsolidated subsidiary	23,068	18,758	76,346	44,473
Income tax expense	7,180	3,763	25,208	12,524
Equity in (earnings) losses of unconsolidated subsidiary	(14)	1,287	774	1,855
Net earnings	$15,902	$13,708	$50,364	$30,094

	December 28, 2013	December 29, 2012
Selected Balance Sheet Information:
Cash and equivalents	$60,677	$43,274
Accrued interest	$22,534	$22,920
Long-term debt, including current maturities	$1,171,062	$1,209,403

# # #

03-21-14